

Mail Stop 4631

August 21, 2009

Mr. Charles A. Casalinova
Chief Financial Officer
WCA Waste Corporation
One Riverway, Suite 1400
Houston, TX 77056

> **RE:** **Form 10-K for the fiscal year ended December 31, 2008**
> **Forms 10-Q for the periods ended March 31, 2008 and June 30, 2008**
> **Schedule 14A filed on April 30, 2009**
> **File No. 0-50808**

Dear Mr. Casalinova:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Executive Overview, page 30

1. We note that you are including various charges, such as impairment of goodwill and net loss on early disposition of notes receivable/payable, in your measure of EBITDA. Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 clearly states that EBITDA is defined as "earnings before interest, taxes, depreciation and amortization." To the extent EBITDA is

not computed as commonly defined, please revise the title you use in future filings so that it conveys this, and describe the title as adjusted. Please ensure you revise your title in your Forms 10-Q and Forms 8-K as well.

Liquidity and Capital Resources, page 40

2. We note your discussion of the impact of the current business environment. We urge you to find ways to provide additional quantitative disclosures in future filings that conveys to investors the current and ongoing risks related to your revenues, earnings, and recoverability of your assets. We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. For example, you should attempt to quantify the expected impact on sales or earnings of the continued downturn in the economy, if possible. Please also expand your disclosures to further address the expected impact on your liquidity and capital resources. Refer to Items 303(a)(1) and (2) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

3. We note your credit facility agreement contains covenants that include the maintenance of specified financial ratios, among other restrictions. It also appears that your senior notes contain various covenants. For each class of debt, please ensure that you clearly disclose in future filings the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.

Contractual Obligations, page 44

4. Please provide a footnote to the table of contractual obligations in future filings to include a description of the following:
   - Payments terms, and notional amounts your interest rate swap(s), and
   - Balance and interest rate terms of your debt.

Because the table is aimed at increasing transparency of cash flow, we believe a reasonable estimate of these payments should also be included in the table. Please also disclose any assumptions you made to derive these amounts.

Critical Accounting Estimates and Assumptions, page 46

Goodwill, Intangible Assets and Other Long-lived Assets page 47

5. You have a significant amount of long-lived assets, goodwill and intangible assets, and you have recognized your accounting for these assets as a critical policy. In the interest of providing readers with a better insight into management's judgments in accounting for these assets, please consider disclosing the following in future filings:

- Disclose how you determine when goodwill, intangible assets and property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
- How the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes;
- Sufficient information to enable a reader to understand how you apply your discounted expected future cash flow model in estimating the fair value of your asset groups and why management selected this method as being the most meaningful in preparing your property, plant and equipment impairment analyses;
- How you determine the appropriate discount rates to apply in your asset impairment analysis;
- Please expand your discussion of the significant estimates and assumptions used to determine future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

  - Cash flows
  - Growth rates
  - Discount rates
  - Use of a weighted average cost of capital or a cost of equity method
  - Risk applications
  - Control Premiums under the market valuation approach

For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Segment Reporting, page 86

6. Tell us why Florida is included in Region II, when it is far closer to and enclosed by states in Region III, and not in the proximity of the other states in its region. You also describe your regions as major operating segments. Based on a description of your business operations, we assume that these are reportable segments and your operating segments are at a lower level. Explain to us your internal reporting system and how you aggregate your reporting units, operating segments and reportable segments pursuant to SFAS 131.

Item 12 - Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 92

7. In future filings, please include the information required by Item 201(d) of Regulation S-K in this section or incorporate it by reference to your Definitive Proxy Statement for your Annual Meeting of Stockholders. It appears that this information was not included in your 2009 Definitive Proxy Statement.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

8. Please address the above comments in your interim filings as well, as applicable.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON APRIL 30, 2009

Compensation Discussion and Analysis, page 22

9. In future filings, please expand your compensation discussion and analysis section to discuss what the compensation program is designed to reward and how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(ii) and (vi) of Regulation S-K.

Benchmarking, page 22

10. We note your statements on page 23 that the "Compensation Committee relied upon the Peer Group information in establishing the base salary and other compensation components for the employment agreements that were entered into

with each of the NEOs effective January 1, 2007" and that "the compensation components contained in those employment agreements remained in effect in 2008 and will continue in effect for 2009." In future filings, please clearly state whether you engaged in benchmarking of total compensation, or any material element of compensation, and if so, identify the benchmark and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. Additionally, please also clearly identify the peer group. It is unclear from your disclosure whether the peer group, as expanded in 2006, served as the peer group in 2008 for benchmarking purposes.

Management Incentive Plan, page 24

11. On page 25, we note that you established two performance measures for 2008 under the management incentive plan, targeted EBITDA and targeted capital investment goal for acquisitions. To the extent that you continue to grant awards based on the achievement of certain performance goals, please disclose in future filings the actual performance goals and payouts associated with meeting the performance goals, including the payouts associated with meeting the threshold, target, and maximum levels of each performance goal. Please also disclose the actual results achieved by the Company and how you evaluated the results to reach the actual payout.

Summary Compensation Table, page 28

12. In future filings, please refer to the financial statements contained in your most recent Form 10-K when cross-referencing to a discussion of relevant assumptions made in the valuation of these awards. See Compliance and Disclosure Interpretations – Regulation S-K (Interpretation 119.15), available in the Corporation Finance section of our website.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistant Chief Accountant